Comptabilité	Accounting

Serge Pharand
Vice-président et contrôleur général 935, rue de La Gauchetière Ouest Montréal (Québec) H3B 2M9 Canada T 514 399-4784 Tc 514 399-8604 serge.pharand@cn.ca	Vice-President and Corporate Comptroller 935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 Canada T 514-399-4784 F 514-399-8604 serge.pharand@cn.ca

May 17, 2013

Mr. David Humphrey
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject:	Canadian National Railway Company
SEC Comment Letter Dated April 1, 2013 on
Form 40-F for Fiscal Year Ended December 31, 2012
File No. 001-02413

Dear Mr. Humphrey,

Thank you for your letter dated April 1, 2013, addressed to Luc Jobin, which as discussed with Amy M. Geddes, Accountant, Division of Corporate Finance, was received by Canadian National Railway Corporation (the “Company”) on May 8, 2013. Your letter relates to our Form 40-F for the fiscal year ended December 31, 2012, filed with the United States Securities and Exchange Commission (the “SEC”).

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filing; that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For ease of reference, we have reproduced the Staff’s comment in italics with our response following the comment.

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SEC Comment

Note 4 – Properties, page 12
Disposal of Property, Bala-Oakville, page 14

We note from your disclosure here that you have treated the entire Bala-Oakville disposal under the full accrual method as defined in FASB ASC 360-20-40. To facilitate our understanding of your accounting, please tell us how your continued use of the line meets the requirements for use of the full accrual method. Specifically, you state that you retain the perpetual right to operate freight trains over the Bala-Oakville at your current level of operating activity, with the possibility of increasing your operating activity over time. Please explain how this arrangement meets the standard set forth in FASB ASC 360-20-40-5(d), that states “[t]he seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property”. Please also include a copy of any contractual agreement(s) related to this transaction in your response.

Company Response

In 2012, the Company sold a segment of the Bala and Oakville subdivisions in Toronto, Ontario consisting of rail lines and the related land (the “rail lines”) to Metrolinx (the “buyer”), as disclosed in Note 4 to the Company’s 2012 Consolidated Financial Statements. The buyer is an agency of the Government of Ontario whose responsibilities include the coordination and integration of commuter rail transportation services in the Greater Toronto and Hamilton areas. The buyer’s purpose in acquiring this property was to expand its commuter rail services and realize a return on its investment solely based upon commuter rail services, unrelated to the activities and operations of the Company. The Company is engaged in the rail and related transportation business, moving freight traffic to a wide range of origins and destinations in North America.  The Company does not engage in the passenger or commuter rail service business; however it does allow passenger and commuter rail agencies to utilize its rail infrastructure for a fee. With the acquisition of the rail lines, the buyer will no longer pay a fee to the Company to use the rail lines. The Company disposed of these rail lines because it has been selling surplus assets over the past few years and these rail lines were not strategically important to the Company.

At the time of the sale of the rail lines, the Company reviewed Accounting Standards Codification (“ASC”) 360-20-40-5(d) as well as ASC 360-20-40-26 which states “If a seller is involved with a property after it is sold in any way that results in retention of substantial risks or rewards of ownership, except as indicated in paragraph 360-20-40-64, the absence-of-continuing-involvement criterion has not been met. Forms of involvement that result in retention risks or rewards by the seller, and accounting therefore, are described in paragraphs 360-20-40-37 through 40-63”, and the Company considered their application to the various agreements relating to the sale of the rail lines.

In particular, in evaluating the sale of the rail lines with respect to the standards set forth in ASC 360-20, the Company considered and assessed the following criteria in order to determine whether it retained a substantial continuing involvement with the property and whether the substantial risks and rewards of ownership had been transferred to the buyer.

Consideration #1
The level of freight train activity in comparison to the level of commuter train activity on the rail lines.

Assessment
A division of the buyer runs 96 commuter trains per day over the rail lines whereas the Company runs 7 freight trains per day over the rail lines. Consequently the Company is only a small user of the rail lines.

Consideration #2
The nature of the freight train activity on the rail lines; main rail line trains vs. local switching trains on secondary rail lines.

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Assessment
The freight trains that run on the rail lines are local switching trains located on the subdivision now owned by the buyer. The freight trains are not main line trains, as they are local in nature.

Consideration #3
The overall value of the freight and other rights which have been retained.

Assessment
The Company has assessed the value of the retained freight rights.  This value was determined based on the number of train miles per year that the Company will continue to travel on the rail lines sold, multiplied by a commercially comparable dollar rate per train mile.  Relative to the value of the transaction and the overall operations of the Company, the retained freight rights were determined to be of insignificant value to the Company.

The Company has also retained certain rights related to the fibre optic and communication tower agreements. The estimated value of these agreements is not significant in the aggregate.

Consideration #4
The strategic importance of the rail lines to the Company’s freight network.

Assessment
As noted above, the rail lines sold to the buyer are predominantly used by commuter trains.  The Company has full ownership of other rail lines in the Greater Toronto area, which form part of the Company’s strategic rail network. The segment of the Bala and Oakville rail lines sold are not strategic to the Company’s freight operations.

Consideration #5
The Company’s performance obligation in relation to the Re-Routing Agreement forming part of the sale documentation with the buyer.

Assessment
As part of the Re-Routing Agreement, the Company agreed to re-route one freight train for additional consideration to the Company, as construction of a new rail line by the Company was required.   Based on the terms of the Re-Routing Agreement, the Company assessed that the re-rerouting work was a separate performance obligation as it did not affect the rail lines sold or the rights related to the rail lines sold. The re-routing is on land acquired by the Company and the Company owns the new rail assets. The Company deferred recognition of the profit on such work until the related performance obligation was completed. The construction of the new rail line was completed in the fourth quarter of 2012 and the related consideration was collected, as originally expected in fiscal 2012. Therefore, the additional consideration related to the re-routing work was recognized in earnings in fiscal 2012. This additional consideration for the separate performance obligation was not separately disclosed in the financial statements as the amount was not significant.

Consideration #6
The party responsible for the operating and capital maintenance of the rail lines.

Assessment
Under the terms of the agreements, the buyer is responsible for the full maintenance of the Bala-Oakville infrastructure, including both operating and capital expenses.  The buyer decides at its sole discretion its capital plan and engineering maintenance programs with regards to the rail lines. The Company does not provide any input or contribution for operating and capital expenses.  The agreement did provide for a transitional maintenance agreement under which the Company was required to provide transitional maintenance services on the rail lines for four months following the sale.  The consideration for this separate performance obligation was not significant and represented the fair market value for such services. This agreement was deemed to be of insignificant value to the Company and was designed to accommodate the transition of the rail lines to the buyer.

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Consideration #7
The party responsible for the security of the rail corridor and the enforcement group required to respond to incidents on the rail lines.

Assessment
Under the terms of agreements, the buyer is responsible for the security of the rail corridor and is responsible, with its own enforcement group, to respond to incidents on the rail lines. The Company’s internal police force is no longer involved in overseeing the security of the rail corridor.

Consideration #8
The Company’s ability to possibly increase its operating activity on the rail line for additional consideration.

Assessment
The local switching trains that currently run on the rail lines have sufficient excess capacity that the probability of the Company running additional trains on the rail lines sold is extremely remote.  In the unlikely circumstance that additional trains need to be added to the rail line, the Company will negotiate the terms of the additional trains with the buyer at that time.   The consideration to be paid to the buyer for additional trains, should they be required, will be equal to the prevailing market rates at the time of the request. This right that the Company has retained is considered to be at fair value and is of insignificant value to the Company.

Consideration #9
The buyer’s return on investment.

Assessment
The Company noted that the buyer will get its full return on the rail lines based on commuter activities unrelated to the Company’s operations as the Company is not paying the buyer for any future services. The buyer is not considered a limited partnership of which the Company is a part of and the Company has not guaranteed a return on investment for the buyer and therefore the Company does not have continuing involvement with the property as described in ASC 360-20-40-40 and ASC 360-20-40-41.  The Company has no exposure to future losses coming from the rail lines.

Consideration #10
The buyer’s initial and continuing investment.

Assessment
The sale proceeds for the rail lines were virtually all received in cash at closing and therefore the buyer’s commitment to pay as at March 31, 2012 was factually demonstrated.  The buyer is an entity which is independent of the Company and the Company is not required to provide financial support for the operations of the property nor is the Company required to develop the property in the future.  As such the Company does not have continuing involvement with the property as described in ASC 360-20-40-45, ASC 360-20-40-46 and ASC 360-20-40-61.

Consideration #11
The Signboard Management Agreement

Assessment
Under the terms of the Signboard Management Agreement, the Company retained the rights to the revenue for the signboards located along the rail lines until 2018. However, the Signboard Management Agreement was superseded and these rights were sold to the buyer under a separate contract, Signboard Release Agreement dated March 30, 2012. As such the Company did not retain continuing involvement in the rail lines related to the signboards.

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Based on the analysis performed by the Company, it has been determined that the value of the freight and other rights retained as part of the sale to the buyer were not significant to the transaction or the Company’s operations. Consequently, the Company does not have a substantial continuing involvement with the property as substantially all the risks and rewards of ownership of the rail lines were transferred to the buyer. The full accrual method as defined in FASB ASC 360-20-40 was therefore the appropriate accounting treatment for the sale of the Bala-Oakville rail lines to the buyer.

As requested, the Company is providing you supplementally with a copy of the contractual agreements, as well as other information related to this transaction under separate cover. In accordance with Rule 12b-4 under the Securities Exchange Act of 1934, the Company requests that this supplemental information be returned to the Company after the staff has completed its review.

Sincerely,

/s/ Serge Pharand

Serge Pharand

c.c. Claude Mongeau, President and Chief Executive Officer
c.c. Luc Jobin, Executive Vice-President and Chief Financial Officer

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